FOR IMMEDIATE RELEASE
A. SCHULMAN ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER
– Dutch auction self-tender expired April 11, 2006 –
– 1,932,736 shares tendered –
AKRON, Ohio – April 12, 2006 – A. Schulman, Inc. (Nasdaq: SHLM) announced today the preliminary results of its modified Dutch auction self-tender offer for up to 8.75 million shares of its common stock, at a price of not less than $21.00 and not greater than $24.00 per share.
The extended self-tender offer expired at 5:00 p.m. New York City time on Tuesday, April 11, 2006. As of that time, the depositary for the tender offer had confirmed to the Company that 1,932,736 shares of its common stock had been properly tendered through notice of guaranteed delivery and not withdrawn at $24.00 per share. As a result, the Company has accepted for purchase and will promptly pay approximately $46,385,664 for all 1,932,736 shares at a purchase price of $24.00 per share. Because shareholders tendered less than 8,750,000 shares, there was no proration of tendered shares. Any shares that were not properly tendered will be returned promptly to the tendering shareholders. The repurchased shares represent approximately 6.17% of the Company’s outstanding common stock as of March 31, 2006.
About A. Schulman Inc.
Headquartered in Akron, Ohio, A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are used in a variety of consumer, industrial, automotive and packaging applications. The Company employs about 2,400 people and has 15 manufacturing facilities in North America, Europe and the Asia-Pacific region. Revenues for the fiscal year ended August 31, 2005, were approximately $1.43 billion. Additional information about A. Schulman can be found on the Web at www.aschulman.com.